SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the period between September 14, 2002 and November 10, 2002

CHINADOTCOM CORPORATION
(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit			Description
1.1	(a	)	Press release dated 8 Nov 2002 chinadotcom Q3 2002 Revenues Increase 6% and Net Loss Narrows by 58% q-q

	(b	)	Summary Financial Statement

1.2			Press release dated 25 Oct 2002 CDC Software Announces Strategic Partnership and Investment in Sagent

1.3			Press release dated 23 Oct 2002 chinadotcom Announces Establishment of CDC Software Unit

1.4			Press release dated 16 Oct 2002 chinadotcom Provides Update on Share Repurchase Program

1.5			Press release dated 09 Oct 2002 chinadotcom Software Unit Appoints Multiple Value-Added Resellers in China

1.6			Press release dated 04 Oct 2002 chinadotcom Software Unit Announces its First User Group Conference in Kunming, China

1.7			Press release dated 24 Sep 2002 chinadotcom Launches its New Corporate Image and Focus

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2002

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe
Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX

Exhibit		Description
1.1	(a)	Press release dated 8 Nov 2002 chinadotcom Q3 2002 Revenues Increase 6% and Net Loss Narrows by 58% q-q

	(b)	Summary Financial Statement

1.2		Press release dated 25 Oct 2002 CDC Software Announces Strategic Partnership and Investment in Sagent

1.3		Press release dated 23 Oct 2002 chinadotcom Announces Establishment of CDC Software Unit

1.4		Press release dated 16 Oct 2002 chinadotcom Provides Update on Share Repurchase Program

1.5		Press release dated 09 Oct 2002 chinadotcom Software Unit Appoints Multiple Value-Added Resellers in China

1.6		Press release dated 04 Oct 2002 chinadotcom Software Unit Announces its First User Group Conference in Kunming, China

1.7		Press release dated 24 Sep 2002 chinadotcom Launches its New Corporate Image and Focus